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        As filed with the Securities and Exchange Commission on April 2, 1998
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                          SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549
                                   ----------------
                                    SCHEDULE 13E-3
                           RULE 13E-3 TRANSACTION STATEMENT
                                  (Final Amendment)
          (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                 BALLY'S GRAND, INC.
                                   (Name of issuer)
                                 BALLY'S GRAND, INC.
                              HILTON HOTELS CORPORATION
                         (Name of person(s) filing statement)

Common Stock, Par Value $0.01 per share                     CUSIP No. 05873J101
Warrants to Purchase Common Stock                           CUSIP No. 05873J119
(Title of Class of Securities)            (CUSIP Number of Class of Securities)

                                   ----------------
Bally's Grand, Inc.                                   Hilton Hotels Corporation
David Arrajj                                                Thomas E. Gallagher
Vice President and General Counsel                     Executive Vice President
Bally's Grand, Inc.                                         and General Counsel
3645 Las Vegas Boulevard South                        Hilton Hotels Corporation
Las Vegas, Nevada 89109                                 9336 Civic Center Drive
(702) 739-4111                                  Beverly Hills, California 90210
                                                                 (310) 278-4321

         (Name, address and telephone number of person authorized to receive notices and communications on behalf of person(s) filing statement)
                                      COPIES TO:

                               Cynthia A. Rotell, Esq.
                                   Latham & Watkins
                          633 West Fifth Street, Suite 4000
                            Los Angeles, California 90071
                                    (213)485-1234


    This Final Amendment, which is being filed pursuant to the requirements of Rule 13e-3(d)(3) promulgated under the Securities Exchange Act of 1934, as amended, supplements and amends the Rule 13E-3 Transaction Statement on
Schedule 13E-3 originally filed on February 10, 1998, as amended on February 27, 1998 and March 6, 1998, by Bally's Grand, Inc., a Delaware corporation ("BGI") and Hilton Hotels Corporation, a Delaware corporation ("Hilton"), in connection with the merger (the "Merger") of a subsidiary of Hilton with and into BGI.


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ITEM 16.  ADDITIONAL INFORMATION

    The Merger became effective on March 26, 1998. Upon the effectiveness of the Merger, (i) each share of common stock, par value $0.01 per share of BGI (excluding shares owned by Hilton and its affiliates) ("BGI Common Stock") outstanding immediately prior thereto was converted into the right to receive from Hilton $51.37 in cash (representing $52.75 per share less a pro rata percentage of certain court-awarded attorney's fees and expenses), without interest thereon, subject to the rights of holders thereof to seek an appraisal of their shares under Section 262 of the General Corporation Law of the State of Delaware, (ii) each warrant to purchase shares of BGI Common Stock ("BGI Warrants") outstanding immediately prior thereto was converted into the right to receive from Hilton $41.37 in cash (representing $42.75 per BGI Warrant less the pro rata percentage of certain court-awarded attorney's fees and expenses), without interest thereon, and (iii) BGI became a wholly owned subsidiary of an indirect wholly owned subsidiary of Hilton.

                             SIGNATURE

    After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth above in this statement is true, complete and correct.

Dated:  April 2, 1998        BALLY'S GRAND, INC.


                             By: /s/ David Arrajj
                                -------------------------------------
                                  David Arrajj
                                  Vice President and General Counsel


                             HILTON HOTELS CORPORATION


                             By: /s/ Thomas E. Gallagher
                                -------------------------------------
                                  Thomas E. Gallagher
                                  Executive Vice President and General Counsel


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